FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: December 20, 2004                                                   By :    /s/Harvey Keats/s/
                                                                       Title:     President

REPORT ON ACQUISITION OF SECURITIES

Required pursuant to section 111 of the Securities Act, R.S.B.C. 1996, c.418 (the "Act").

1.   Name of the Offeror:

DONNER MINERALS LTD.

2.   The number of securities of the offeror issuer that were acquired in the acquisition that gave rise to the requirements under section 111(1)(a) or 111(2)(a) of the Act to issue the press release:

On December 20, 2004, the Offeror directly acquired (the “Acquisition”) 2,000,000 shares (the “Shares”) in the capital stock of KNIGHT RESOURCES LTD. (the “Offeree Issuer”).

3.   The beneficial ownership of, and the control and direction over, any of the securities of the Offeree Issuer, by the Offeror and all persons acting jointly or in concert with the Offeror, immediately after the acquisition described in Item 2:

Immediately after the Acquisition, the Offeror held a total of 12,360,750 common shares in the capital stock of the Offeree Issuer, representing 22.9% of its currently issued and outstanding share capital. The Offeror also held 3,800,000 share purchase warrants to purchase an equal number of common shares of the Offeree Issuer until March 25, 2005. Assuming exercise by the Offeror of all its warrants, it would hold a maximum of 16,160,750 common shares, representing 27.9% of the Offeree Issuer’s then issued and outstanding share capital. The Offeree Issuer and the Offeror have directors in common. The creation of the Offeror’s control block, by way of the Acquisition, was approved by the Offeree Issuer’s shareholders at its annual general meeting held on March 5, 2003.

No other persons currently act jointly or in concert with the Offeror, other than as indicated in Item 7 below.
4.   The name of the market wherein the transaction or occurrence took place.

The Offeror acquired the Shares by way of exercise of share purchase warrants.

5.   The purpose of the Offeror, and all other persons acting jointly or in concert with the Offeror in making the Acquisition, including any intention of the Offeror and all persons acting jointly or in concert with the Offeror to increase the beneficial ownership of, or control or direction over, any of the securities of the Offeree Issuer:

The securities were acquired by the Offeror for investment purposes only. The Offeror presently intends to increase its beneficial ownership, control or direction over securities of the Offeree Issuer.

6.   Where applicable, a description of any change in any material fact set out in a previous press release issued under section 111(1)(a) or 111(2)(a) of the Act.

Not applicable.

7.   The names of person or companies acting jointly or in concert with the Offeror in connection with the securities of the Offeree Issuer:

There are no persons currently acting jointly or in concert with the Offeror in connection with the securities of the Offeree Issuer.

DATED in Vancouver, British Columbia, this 20th day of December, 2004.

DONNER MINERALS LTD.

Per:

"David Patterson”
David Patterson,
Chief Executive Officer